Exhibit 99.2

STOCKHOLDERS AGREEMENT

This AGREEMENT, dated as of May 29, 2013 (this “Agreement”), is made by and between each of the entities listed on Exhibit A attached hereto (each such entity and any other person who becomes bound by this Agreement as contemplated by clause (a) of Section 1 hereof, a “Stockholder” and collectively, the “Stockholders”).

WHEREAS, as of the date hereof, each Stockholder is the beneficial owner (as defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of such number of shares of common stock, par value $0.001 per share (the “Shares”) of Affinity Gaming (the “Company”) as are set forth opposite such Stockholder’s name on Exhibit A attached hereto (the “Currently Owned Shares” and, together with such additional Shares as such Stockholder acquires beneficial ownership of after the date hereof, the “Owned Shares”); and

WHEREAS, the Stockholders wish to provide the Company with the opportunity to evaluate strategic alternatives for the benefit of all stockholders of the Company.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Restrictions on Transfer. During the Term (as defined in Section 4 hereof), each Stockholder shall not, directly or indirectly, sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (each, a “Transfer”), or enter into any agreement, arrangement or understanding (whether or not in writing) to Transfer, any of such Stockholder’s Owned Shares, unless: (a) the person or entity to whom such Owned Shares would be Transferred has executed and delivered to each Stockholder, with respect to all Owned Shares subject to such Transfer, an undertaking in the form attached hereto as Exhibit B (and, to the knowledge of proposed transferring Stockholder, the representations and warranties of such person contained therein are true); (b) such Transfer is made pursuant to a transaction, approved by the Company’s board of directors, for the sale of all or substantially all of the Shares or assets of the Company; or (c) such Transfer is approved by the holders of a majority of the Owned Shares held by Stockholders other than the proposed transferor after not less than two (2) business days’ notice of the proposed Transfer to each other Stockholder.

2. No Voting Agreements. Each Stockholder hereby represents, warrants and agrees that such Stockholder (a) has not entered into, and shall not enter into during the Term, any agreement or arrangement with any other person with respect to voting (or acting by consent in writing in lieu of voting) such Stockholder’s Owned Shares, and (b) has not entered into any agreement or knowingly taken any action (and shall not during the Term enter into any agreement or knowingly take any action) that would make any the representation and warranty of such Stockholder contained in Section 3(b) herein untrue or incorrect in any material respect or have the effect of preventing such Stockholder from performing any of such Stockholder’s material obligations under this Agreement.

3. Representations and Warranties of the Stockholders. Each Stockholder represents and warrants as follows:

(a) As of the date hereof, (1) such Stockholder is the beneficial owner of the Currently Owned Shares; (2) the Currently Owned Shares constitute all of the Shares beneficially owned by such Stockholder; and (3) such Stockholder does not hold any options, warrants or other rights to purchase Shares or securities of the Company or any other securities convertible into or exercisable or exchangeable for Shares or securities of the Company.

(b) Such Stockholder has and (except as otherwise expressly provided by this Agreement) will have at all times until the termination of this Agreement sufficient rights and powers over the voting and disposition of the Owned Shares with respect to the matters set forth in this Agreement and to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Owned Shares, with no other limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

4. Term and Termination.

(a) Unless earlier terminated pursuant to paragraph (b) below, the term of this Agreement (the “Term”) shall be a period of six (6) months from the date hereof.

(b) This Agreement:

(1) may be terminated by Stockholders representing two-thirds of the aggregate number of Owned Shares held by all of the Stockholders bound by this Agreement by written notice to each other Stockholder delivered not less than two (2) business days prior to such termination;

(2) shall terminate automatically if the Company becomes subject to a binding and enforceable rights agreement substantially similar to the Rights Agreement, dated December 21, 2012, between the Company and American Stock Transfer & Trust Company, LLC, as rights agent, and within forty five (45) days thereafter such rights agreement has not become subject to any challenge in a court of competent jurisdiction;

(3) may be terminated at any time by any Stockholder as to itself (but not any other Stockholder) by written notice delivered to each other Stockholder following the occurrence of a Regulatory Event with respect to such first Stockholder; and

(4) may be terminated at any time by any Stockholder by written notice delivered to each other Stockholder if any other Stockholder has delivered a notice of termination in accordance with clause (3) above.

“Regulatory Event” means, with respect to any Stockholder, (i) receipt by such Stockholder of notice from any casino or gaming regulatory authority of competent jurisdiction over the Company, any of its affiliates or any of the operations of the Company or any of its affiliates that, as a result of such Stockholder being bound by this Agreement, such Stockholder is required to obtain a license, permit, approval, waiver or finding of suitability that such Stockholder does not already have, (ii) such Stockholder shall have consulted with gaming counsel and such counsel shall have attempted and been unsuccessful in dissuading the applicable authority from such view and (iii) such Stockholder shall have determined that it no longer wishes to be bound by this Agreement.

(c) Any termination of this Agreement shall be without prejudice to liabilities arising hereunder before such termination of this Agreement.

5. Miscellaneous.

(a) Entire Agreement; No Third Party Beneficiaries. This Agreement, (1) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof and (2) is not intended to confer upon any person or entity other than the parties hereto and thereto any rights or remedies hereunder.

(b) Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

(c) Assignment. Except as permitted in Section 1 hereof, neither this Agreement nor any rights, interests or obligations hereunder, shall be assigned, in whole or in part, by any party hereto by operation of law or otherwise without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

(d) Amendment and Modification. This Agreement may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by all of the parties hereto expressly stating that such instrument is intended to amend, modify or supplement this Agreement.

(e) Waiver. The failure of either party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

(f) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if mailed, delivered personally, telecopied (which is confirmed) or sent by an overnight courier service, such as Federal Express, to the parties at the address set forth on the signature page to this Agreement (or at such other address for a party as shall be specified by like notice).

(g) Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

(h) Specific Performance. In addition to any remedies available at law or otherwise, each party shall be entitled to equitable relief, including specific performance, in the event of any breach or threatened breach of this Agreement.

(i) Governing Law; Jurisdiction. (1) This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law thereof.

(2) To the fullest extent permitted by applicable law, each party hereto (i) agrees that any claim, action or proceeding by such party seeking any relief whatsoever arising out of, or in connection with, this Agreement or the transactions contemplated hereby shall be brought only in the United States District Court for the Southern District of New York or any New York State court, in each case, located in the Borough of Manhattan and not in any other State or Federal court in the United States of America or any court in any other country, (ii) agrees to submit to the exclusive jurisdiction of such courts located in the Borough of Manhattan for purposes of all legal proceedings arising out of, or in connection with, this Agreement or the transactions contemplated hereby, (iii) waives and agrees not to assert any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court or any claim that any such proceeding brought in such a court has been brought in an inconvenient forum, (iv) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 5(f) (Notices) or any other manner as may be permitted by law shall be valid and sufficient service thereof and (v) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(j) Descriptive Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(k) Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.

(l) Certain Regulatory Matters. Each Stockholder (other than SPH Manager, LLC), by its execution and delivery of this Agreement and notwithstanding its acknowledgements and agreements set forth herein, does not intend to alter its current passive investor status relative to its Currently Owned Shares. As a result, each such Stockholder intends to exercise its right to terminate this Agreement as to itself pursuant to Section 4(b)(3) immediately upon occurrence of a Regulatory Event with respect to such Stockholder. All agreements of a Stockholder herein are made subject to applicable gaming laws and regulations and interpretations of any applicable gaming regulatory authority.

[Signature page follows.]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed as of the day and year first above written.

SPH MANAGER, LLC By: Name: Edward A. Mulé Title: Member Address: c/o Silver Point Capital, L.P. 2 Greenwich Plaza Greenwich, CT 06830 Facsimile:	SPECTRUM GROUP MANAGEMENT, LLC By: Name: Title: Address: 1250 Broadway, 19th Floor New York, NY 10001 Facsimile:

HIGHLAND CAPITAL MANAGEMENT LP On behalf of its managed funds By: Name: Title: Address: 300 Crescent Court Suite 700 Dallas, TX 75201 Facsimile:	COURAGE CAPITAL MANAGEMENT, LLC By: Name: Title: Address: 4400 Harding Road, Suite 503 Nashville, TN 37205 Facsimile:

ONE EAST PARTNERS MASTER, L.P. By: Name: Title: Address: 551 Madison Avenue, 10th Floor New York, NY 10022 Facsimile:	ONE EAST PARTNERS OPPORTUNITIES, L.P. By: Name: Title: Address: 551 Madison Avenue, 10th Floor New York, NY 10022 Facsimile:

EXHIBIT A

BENEFICIAL OWNERSHIP OF SHARES

Stockholder	Number of Shares beneficially owned
SPH Manager, LLC	5,047,636
Spectrum Group Management, LLC	2,003,959
Highland Capital Management LP	1,665,458
Highland Credit Opportunities Holding Corporation	282,547
Longhorn Credit Funding, LLC	151,615
Highland CLO Gaming Holdings LLC	1,231,296
Courage Capital Management, LLC	1,191,327
One East Partners Master, L.P.	234,940
One East Partners Opportunities, L.P.	100,000

EXHIBIT B

FORM OF UNDERTAKING OF STOCKHOLDER TRANSFEREE

This UNDERTAKING (the “Undertaking”) is executed as of [DATE], by [NAME OF TRANSFEREE] (the “Transferee”).

WHEREAS, the Transferee wishes to acquire [—] shares (the “Transferred Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of Affinity Gaming, a Nevada corporation (the “Company”), from [NAME OF SELLLING ENTITY] (the “Seller”); and

WHEREAS, the Seller is party to that certain Agreement, dated as of May [     ], 2013, by and between certain holders of Common Stock (the “Agreement”), a copy of which has been provided to the Transferee.

NOW, THEREFORE, in consideration of the foregoing, and intending to be legally bound hereby, the Transferee hereby agrees as follows:

1. Representation and Warranty of Transferee. The Transferee hereby represents and warrants to the Seller and each other Stockholder (as defined in the Agreement) that, after consummation of the acquisition of the Transferred Shares, the Transferee will not beneficially own (as defined in Section 78.414 of the Nevada Revised Statutes) more than the greater of (a) fifteen percent (15%) of the number of outstanding shares of Common Stock (based on the number of such outstanding shares last publicly reported by the Company) and (b) the number of shares of Common Stock beneficially owned as of the date hereof (without giving effect to the proposed Transfer of the Transferred Shares) by the largest holder of such shares (based on filings with the Securities and Exchange Commission), but excluding for the avoidance of doubt shares of Common Stock that may be deemed to be beneficially owned as a result of being (or becoming) bound by the Agreement.

2. Undertaking. The Transferee (a) hereby agrees to be bound by and comply with the provisions of Section 1 and Section 2 of the Agreement as if the Transferee were a party thereto and (b) acknowledges and agrees that this Undertaking is for the benefit of, and may be enforced by, each Stockholder.

IN WITNESS WHEREOF, the Transferee has caused this Undertaking to be duly executed as of the day and year first above written.

[TRANSFEREE]

By:
Name: Title: